15045576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 WEST PACES FERRY RD. SUITE 2060
(No. and Street)

ATLANTA (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT LEE BURROWS (404) 848-1571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE, LLC
(Name – *if individual, state last, first, middle name*)

235 PEACHTREE ST. NE, SUITE 1800 (Address) ATLANTA (City) GA (State) 30303 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT LEE BURROWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSP SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Rick Floress
NOTARY PUBLIC
Gwinnett County, GEORGIA
My Commission Expires
2/21/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSP SECURITIES, LLC

Financial Statements
For the Year Ended December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BSP Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of BSP Securities, LLC (the "Company"), a wholly owned subsidiary of Banks Street Partners, LLC, as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements which are presented in the Company's 2014 Annual Report. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 18, 2015

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	373,127
Receivable from non-customers		131,855
Receivable from non-customers - allowable		30,567
Prepaid expenses and deposits		13,055
Total Assets	$	548,604

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	118,208
Payable to other broker-dealers		30,567
Total Liabilities		148,775
Member's equity		399,829
Total Liabilities and Member's Equity	$	548,604

The accompanying notes are an integral part of these financial statements.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue:		
Investment banking fees	$	2,982,037
Other		29,244
Interest		2
Total revenues		3,011,283
Expenses:		
Compensation and benefits		205,209
Compensation - other broker-dealers		180,000
Professional fees		77,508
Travel, meals, and entertainment		64,797
Licenses and registration		30,430
Communication and data processing		25,976
Occupancy and equipment		30,976
Advertising and promotion		9,911
Other		66,695
Total expenses		691,502
Net Income	$	2,319,781

The accompanying notes are an integral part of these financial statements.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	267,903
Member Distributions		(2,187,855)
Net Income		2,319,781
Balance, December 31, 2014	$	399,829

The accompanying notes are an integral part of these financial statements.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 2,319,781
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivable from non-customers	(140,992)
Prepaid expenses and deposits	(4,055)
Accounts payable and payables to broker-dealers	144,764
Net cash provided by operating activities	2,319,498
Cash Flows From Financing Activities:	
Member's distributions	(2,187,855)
Cash used by financing activities	(2,187,855)
Net increase in cash and cash equivalents	131,643
Cash at beginning of period	241,484
Cash at end of the period	$ 373,127

The accompanying notes are an integral part of these financial statements.

BSP Securities, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 — Description of Business and Summary of Significant Accounting Policies

Business
BSP Securities, LLC (the "Company") is a Georgia limited liability company formed on September 15, 2010 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services primarily to small and mid-sized banks in the southeastern United States. Per its FINRA membership agreement, the Company is permitted to be an underwriting or selling group participant on a best efforts basis, a broker selling tax shelters or limited partnership in primary distributions, private placements of securities, and merger and acquisition services. The Company's primary source of revenue is providing merger and acquisitions services to small and mid-sized banks and thrifts.

Basis of Presentation and Use of Estimates
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Receivable from Non-Customers
Receivable for non-customers represents money due to the Company from a client where services have been rendered. The Company believes the full amount of the receivable is collectable; therefore, no allowance for doubtful accounts has been recorded in these financial statements.

Investment Banking
Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on settlement dates. Advisory fees are recorded as earned.

Income Taxes
As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2014, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Concentration of Credit Risk
The Company maintains cash balances at banks or other financial institutions. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit.

Limitation of Member Liability
Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

NOTE 2 — Related Party Transactions
Banks Street Partners, LLC (the "Parent"), the 100% owner of the Company, provides ongoing administrative support, management, office space, office equipment and other services under a written Services Agreement. The monthly rate on the Services Agreement was $3,303 from January 2014 through June 2014. As of July 1, 2014, the Services Agreement was amended to a variable monthly amount calculated according to the services provided. During the year ended December 31, 2014, the Company recorded service fees totaling $286,321 under the agreement. As of December 31, 2014 the balance due to the related party, which is included in accounts payable on the statement of financial condition and totals $57,994, arose mainly from this service agreement. The Services Agreement can be cancelled at any time with consent of the Parent.

NOTE 3 — Net Capital Requirements
The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $254,919 as defined, which was $245,001 in excess of its required minimum net capital of $9,918. The Company's ratio of aggregate indebtedness to net capital was 0.5836 to 1 at December 31, 2014.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

NOTE 4 — Subsequent Events
Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 18, 2015, the date on which the financial statements were available to be issued and nothing material was found.

NOTE 5-CONTINGENCIES
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

Schedule I

Computation of Net Capital

Member's equity	$	399,829
Non-allowable assets		144,910
Net capital		254,919
Minimum net capital required to be maintained (greater of $5,000 or (6 2/3% of aggregate indebtedness)		9,918
Net capital in excess of requirement	$	245,001
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	148,775
Ratio of aggregate indebtedness to net capital		58.36%

Reconciliation with Company's computation (included in Part II of its FOCUS Report as of December 31, 2014)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report filed on January 27, 2015	$	269,881
Audit adjustments, net		(14,962)
Net capital, per above	$	254,919

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2014

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customers securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2014.

B | S | P

SECURITIES

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2015

Porter Keadle Moore, LLC
235 Peachtree Street, NE
Suite 1800
Atlanta, GA 30303

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

BSP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ____________________

Name: Gary McNorrill

Title: Executive Vice President and Managing Director

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BSP Securities, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* BSP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and *(b)* management of the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 18, 2015

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

BSP SECURITIES, LLC

Securities Investor
Protection Corporation Report
December 31, 2014

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
BSP Securities, LLC
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BSP Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
   - Check # 1182 Dated 8/7/2014 $2,922.00
   - Check # 1016 Dated 2/17/2015 $4,013.00
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 18, 2015

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

WORKING COPY

For the fiscal year ended DECEMBER 31 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

0868822
BSP SECURITIES, LLC
1380 WEST PACES FERRY RD., STE 2060
ATLANTA, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rick Alvarez 770-263-7300

2. A.	General Assessment (item 2e from page 2)		$ 7,005
B.	Less payment made with SIPC-6 filed (exclude interest) 8/7/14 Date Paid		(2,992)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		4,013
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 4,013
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,013	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BSP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of February, 20 15.

Chief Operating Officer & Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 14 and ending DEC 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,011,283
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	180,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Reimbursed out of pocket expenses	29,244
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	209,244
2d. SIPC Net Operating Revenues	$2,802,039
2e. General Assessment @ .0025	$7,005

(to page 1, line 2.A.)